SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated December 13, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

Desjardins expands relationship with CGI

                     o   Signs a 10-year BPO contract extension valued at CDN $200 million
                     o   Partners join forces to market new service offering

Montreal, Quebec, December 13, 2002 – Desjardins Group (Desjardins) and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced the extension and expansion of their existing business process outsourcing (BPO) contract for payroll services. In addition to a 10-year contract extension, which is valued at CDN$200 million where CGI will continue to be responsible for payroll processing for the Desjardins Electronic Payroll Services division, CGI and Desjardins will begin jointly marketing their payroll services offering. The two organizations will join forces to expand the reach of their payroll services offering to companies throughout their respective business networks via their go-to-market strategy while leveraging the synergy between the two organizations.

In 1997, CGI and Desjardins began a 10-year partnership whereby CGI was responsible for the processing of payroll services to small and medium-sized companies. The agreement announced today extends this contract to the year 2017. Additionally, having recognized how robust and efficient the payroll services offering has become over the last five years, additional opportunity for growth now exists in the potential for CGI and Desjardins to jointly market this offering to a broader client base.

“We are now offering our commercial clients the dual benefit of a complete range of payroll services and on-line solutions,” said Pierre Moran, executive vice-president for electronic services at Desjardins. “Given our long-standing partnership with CGI, we are very much looking forward to collaborating on our new partnership concept. Above all, we are convinced that with the many business solutions proposed by Desjardins, our clients will find an integrated solution to their complete needs.”

Daniel Crépeau, senior vice-president, business engineering added: “We are very proud to have won the respect and confidence of a truly solid partner with whom we can build solid business solutions providing added value to Desjardins’ portfolio of services. CGI business process services and its payroll services will also benefit from this partnership by sharing expertise with the Desjardins Electronic Payroll division. We are very excited about actively developing these services with Desjardins.”

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About Desjardins Group
With total assets of more than $85 billion, close to 38,000 employees and more than 9 500 volunteer officers, Desjardins Group is Quebec’s largest financial institution and private employer. It is the only institution to offer, through caisses across Quebec, a complete range of financial products and services. Desjardins Group’s mission is to contribute to the economic and social well-being of people and communities. Its web site can be found at: www.desjardins.com

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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For more information:

Desjardins Group:
Andre Chapleau
Manager, media relations
(514) 281-7229

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: December 13, 2002	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary